Exhibit 99.1

Company announcement – No. 22 / 2021

Zealand Pharma's Annual General Meeting 2021

Copenhagen, April 15, 2021 - Today, Zealand Pharma A/S ("Zealand") (NASDAQ: ZEAL) (CVR no. 20 04 50 78), held its Annual General Meeting of 2021 completely electronically.

At the meeting, all proposals presented to the General Meeting were adopted.

The General Meeting acknowledged the management's report on Zealand's activities in the past financial year and Zealand's audited Annual Report for 2020 was approved. The meeting also approved that the financial result for 2020, which was a loss of TDKK 846,729, was carried forward to the next financial year.

All the incumbent board members were re-elected as recommended by the Nomination Committee. Hence, Zealand's Board of Directors consists of the following members:

•	Alf Gunnar Martin Nicklasson
•	Kirsten Aarup Drejer
•	Alain Munoz
•	Jeffrey Berkowitz
•	Michael John Owen
•	Leonard Kruimer
•	Bernadette Mary Connaughton

After the Annual General Meeting, the Board of Directors constituted itself with Martin Nicklasson and Kirsten Aarup Drejer continuing as the Chair and the Vice-Chair, respectively.

The Audit Committee will comprise Martin Nicklasson, Leonard Kruimer, Bernadette Mary Connaughton and Jeffrey Berkowitz, with Leonard Kruimer chairing the Committee. Martin Nicklasson, Michael J. Owen and Alain Munoz, with Martin Nicklasson as the Chair, will continue to comprise the Remuneration and Compensation Committee.

In addition, Zealand has established a new Scientific Committee, which will comprise of Kirsten Aarup Drejer as the Chair, Michael John Owen and Alain Munoz as members of the committee.

EY Godkendt Revisionspartnerselskab was re-elected as Zealand's auditor as proposed by the Board of Directors in accordance with the recommendation of the Audit Committee.

The Board of Directors was authorized to allow Zealand to acquire, in the period until the next Annual General Meeting, treasury shares directly and/or acquire American Depositary shares for a nominal value of up to 10% of Zealand's share capital from time to time.

Zealand's revised Remuneration Policy presented under agenda item 7a was approved by the General Meeting as proposed by the Board of Directors. Consequently, the proposal set forth under agenda item 7b was withdrawn accordingly by the Board of Directors as items 7a and 7b were ranked in priority (see notice published on 16 March 2021).

Zealand's Remuneration Report, which is subject to the regulation from the implementation of the Shareholder Rights Directive (Directive (EU) 2017/828 of 17 May 2017) in Section 139b of the Danish Companies Act, was approved by the General Meeting as proposed by the Board of Directors.

The fees for the Board of Directors for the financial year 2021 presented under agenda item 9a were approved by the General Meeting. Consequently, the proposal set forth under agenda item 9b was withdrawn accordingly by the Board of Directors as items 9a and 9b were ranked in priority (see notice published on 16 March 2021).

The Board of Directors was authorized to increase the share capital of Zealand during the period until 15 April 2026 by way of cash contribution up to nominally DKK 10,850,136 at market price and without pre-emption rights for the existing shareholders.

Zealand Pharma A/S

The Board of Directors

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics. Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand Pharma’s business and activities, please visit www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations
Maeve Conneighton
Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations
David Rosen
Argot Partners
media@zealandpharma.com